[Letterhead of Sutherland Asbill & Brennan LLP]

July 12, 2016

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.

Revised Preliminary Proxy Materials on Schedule 14A filed on July 8, 2016 – File No. 814-00638

Dear Mr. Minore:

On behalf of TICC Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s revised preliminary proxy materials on Schedule 14A (File No. 814-00638), filed with the Commission on July 8, 2016 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Proxy Materials are indicated in the Company’s responses set forth below, such revisions will be included in the Company’s definitive Proxy Materials on Schedule 14A.

1.	Comment: We refer to the disclosure under the “Discretionary Voting” section on page 3 of the proxy statement, which indicates that because the Annual Meeting is the subject of a contested solicitation brokers do not have discretion to vote on matters that would typically be considered “routine” matters. Please confirm that this is correct with respect to each proposal on the Company’s proxy statement or revise accordingly.

Response: The Company confirms that the above-referenced statement is correct and has revised the disclosure in the definitive Proxy Materials to clarify the same. See page 3 of the definitive proxy statement.

2.	Comment: We refer to the disclosure on pages 4 and 5 of the proxy statement regarding the effect of abstentions and broker non-votes on each proposal to be considered at the Annual Meeting. Please confirm that this disclosure is correct with respect to each proposal or revise accordingly.

Dominic Minore, Esq.

July 12, 2016

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 4, 5, 11 and 35 of the definitive proxy statement.

3.	Comment: We refer to the disclosure on page 8 of the proxy statement that indicates that “a vote on TSLX’s proxy card may be subject to challenge.” Please disclose the basis for such a challenge or delete this statement.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 8 of the definitive proxy statement.

4.	Comment: We refer to the disclosure under Proposal I that indicates that the “Board believes that the TSLX . . . nominee[] will support Proposal 4 to terminate the Investment Advisory Agreement with TICC Management…”. Please explain how the Board has come to this conclusion and revise the disclosure accordingly.

Response: The Company advises the Staff that on April 22, 2016, at the invitation of Mr. Novak, Chairman of the Board, Mr. T. Kelley Millet, TSLX’s nominee to the Board, met with the Company’s independent directors to discuss the Company, its prospects and strategy, and to ask questions of those present about their views of the Company’s prospects, strategy and strategic alternatives. During that meeting, Mr. Millet indicated that he would support the termination of the Investment Advisory Agreement with TICC Management if he were elected to the Company’s Board. The Company has revised the disclosure to clarify this point. See pages 11 and 21 of the definitive proxy statement.

5.	Comment: We refer to the penultimate sentence in the third paragraph on page 25 of the proxy statement. Please change the reference to the words “votes present and voting” to the words “votes cast.”

Response: The Company has revised the disclosure accordingly. See page 25 of the definitive proxy statement.

6.	Comment: We refer to the statement included on page 31 of the proxy statement relating to gross IRR earned on the Company’s exited CLO investments. Please accompany this statement with the net IRR earned on the Company’s exited CLO investments or delete this disclosure.

Response: The Company has deleted the gross IRR figure referenced in the Staff’s comment from the proxy statement. See page 31 of the definitive proxy statement.

Dominic Minore, Esq.

July 12, 2016

7.	Comment: We refer to the statement on page 34 of the proxy statement that “TSLX has not identified a new and qualified investment manager, nor has it identified a proposed process for internalizing the Company.” We also note disclosure contained in TSLX’s definitive proxy statement that “our existing investment adviser, TSL Advisers, LLC, may offer its services as a new adviser to the Company” . . . [i]f TSLX’s proposal to terminate the Investment Advisory Agreement is approved.” As a result, please reconcile these two contradictory statements or delete the above-referenced disclosure from the Company’s proxy statement.

Response: The Company has deleted the above-referenced statement from its definitive proxy statement. See page 34 of the definitive proxy statement.

8.	Comment: Please supplementally advise the Staff how the Company is in compliance with Exchange Act Rule 14a-13(a)(3).

Response: The Company supplementally advises the Staff that it had originally intended to set a record date of July 15, 2016 for the 2016 annual meeting of the Company’s stockholders (the “Meeting”) and therefore conducted the inquiry required by Rule 14a-13(a)(1) on June 16, 2016, 20 business days prior to such date, as required by Rule 14a-13(a)(3). But on June 20, 2016, TPG Specialty Lending, Inc. (“TSLX”) distributed its definitive proxy statement and proxy card to the Company’s stockholders and began soliciting votes from the Company’s stockholders. During the weeks of June 20 and June 27, 2016, the Company engaged in discussions with the Staff regarding TSLX’s solicitations of proxies prior to the record date for the Meeting. As indicated in these discussions with the Staff, the Company believes that the solicitation of proxies from the Company’s stockholders prior to the record date is a highly unusual and unprecedented practice that creates a significant risk of stockholder confusion and does not currently intend to solicit proxies prior to such date. During this time period, the Company also received queries from stockholders expressing confusion as to why they had received TSLX’s definitive proxy card before the Meeting date and other Meeting information had been announced by the Company.

During the week of July 5, 2016, the Company determined that given TSLX’s ongoing solicitation of proxies and the continued risk of stockholder confusion, it was important to set an earlier record date for the Meeting and begin soliciting proxies from the Company’s stockholders. The alternatives were to either solicit proxies from Company stockholders prior to the record date for the Meeting (as TSLX is doing) or to wait until the last week of July to be able to actually solicit votes from most of its stockholders—over a month after TSLX began soliciting votes from the Company’s stockholders.1

1 The Company has been informed by its proxy solicitors that it will take up to three business days after the record date to commence mailing definitive proxy materials to beneficial owners through Broadridge Financial Services, Inc. (“Broadridge”) and up to a week afterwards to complete the mailing. If the record date were set as July 15, 2016, then many stockholders would not receive the Company’s proxy card until July 25 to 27, 2016.

Dominic Minore, Esq.

July 12, 2016

We understand that the Company’s proxy solicitor caused broker search cards to be distributed on July 6, 2016, the earliest practicable date after the Company made this determination, for a record date of July 8, 2016. Rule 14a-13(a)(3)(i) permits a registrant to make the inquiry required by Rule 14a-13(a)(1) less than 20 business days before the record date of a special meeting of stockholders if “such inquiry is impracticable 20 business days prior to the record date.” The Company respectfully submits that because of TSLX’s unprecedented solicitation of the Company’s stockholders prior to the record date for the Meeting, the same considerations regarding practicability should apply to the Company’s upcoming Meeting of stockholders even though it is not a special meeting, and the Staff should deem the Company to have complied with Rule 14a-13. Unlike a typical annual meeting where the record date can be selected and the broker search can be commenced well ahead of time, the Company’s planning was affected by unexpected events—namely, TSLX’s solicitation of proxies from Company stockholders prior to the announcement of the record date for the Meeting. As noted above, requiring 20 business days to elapse between the commencement of a broker search and the record date would require the Company to either solicit votes from its shareholders before the record date—which the Company believes risks stockholder confusion—or to delay the solicitation of proxies from its stockholders.

We note that the Company’s proxy solicitor has advised that based on its prior experience in obtaining the beneficial owner information required by Rule 14a-13, Broadridge and the other intermediaries to whom banks and brokers have outsourced the task of responding to Rule 14a-13 inquiries will be able to create final lists of the beneficial owners of the Company’s common stock as of July 8, 2016 within 3 business days of such date, and that Broadridge and such other intermediaries will only mail the Company’s definitive proxy statement and proxy card to beneficial holders of Company stock after these final lists have been created. In light of the inquiry conducted on June 16, 2016 in compliance with Rule 14a-13(a)(3), which was 16 business days prior to the July 8, 2016 record date, and the other factors set forth above, the Company believes that the distribution of broker search cards on July 6, 2016 was sufficient to satisfy the requirements of Rule 14a-13(a)(3). Moreover, the Company will not distribute its proxy statement to stockholders until Broadridge assures the Company that the broker search conducted on its behalf has produced a complete data set of stockholders, banks and brokers, and accordingly the Company believes that any technical failure to comply with Rule 14a-13(a)(3) will not result in any failure to satisfy the other communication requirements of Rule 14a-13.

9.	Comment: Please provide the required Tandy representations to the Staff.

Response: Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s revised preliminary Proxy Materials on Schedule 14A (File No. 814-00638) filed on July 8, 2016, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff clear comments on the filing, it does not foreclose the Commission from taking any action with respect to the filing;

Dominic Minore, Esq.

July 12, 2016

•	the action of the Commission or the Staff in advising the Company that it has cleared comments on the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at Harry S. Pangas at (202) 383-0805 or Vlad M. Bulkin at (202) 383-0815.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Nicholas P. Panos, Senior Special Counsel, Division of Corporation Finance,
Office of Mergers and Acquisitions
Steve Novak, Chairman of the Board of Directors, TICC Capital Corp.
Jonathan Cohen, Chief Executive Officer, TICC Capital Corp.
Vlad M. Bulkin, Sutherland Asbill & Brennan LLP
David E. Shapiro, Wachtell, Lipton, Rosen & Katz
Eitan S. Hoenig, Wachtell, Lipton, Rosen & Katz